Pacific Select Fund NSAR 6-30-15
Exhibit 77H


Changes in Control of Registrant for PD High Yield Bond Market Portfolio:

On March 5, 2015, there was a change in control with respect to one series of the Registrant from a decrease in Pacific Life Insurance Company's percentage ownership. This decrease in ownership was a result of a reduction of shares held in the PD High Yield Bond Market Portfolio. Control is determined by 25% ownership in any fund.


Portfolio			        Date	        Percentage Ownership

PD High Yield Bond Market Portfolio   	4/30/09 	        >25%
					3/5/15     and after    <25%